Filed by Tritium DCFC Limited pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Decarbonization Plus Acquisition Corporation II

Commission File No.: 001-40000

Tritium, a Global Leader in EV Fast Charging Infrastructure, Announces Addition of the 77th U.S. Secretary of the Navy and 31st Ambassador to the Kingdom of Norway, Kenneth Braithwaite, to the Combined Company’s Board of Directors Upon Closing of the Business Combination with Decarbonization Plus Acquisition Corporation II

BRISBANE, Australia, June 24, 2021 – Tritium Holdings Pty Ltd (“Tritium”), a global developer and manufacturer of direct current (“DC”) fast chargers for electric vehicles (“EVs”), today announces the addition of former U.S. Secretary of the Navy and Ambassador to the Kingdom of Norway, Kenneth Braithwaite, to the combined company’s Board of Directors following the closing of its business combination with Decarbonization Plus Acquisition Corporation II (“DCRN”) (NASDAQ: DCRN, DCRNW).

Ambassador Braithwaite is an accomplished business executive, diplomat, and retired U.S. Navy one-star rear admiral. As the 77th U.S. Secretary of the Navy, he was responsible for an 800,000 member global enterprise of both the United States Navy and the United States Marine Corps with an annual budget of over $200 billion. As the 31st U.S. Ambassador to Norway, he sought and succeeded in strengthening the bilateral relationship between the two strategic partners after a four-year period without a U.S. Ambassador to the country. Ambassador Braithwaite was unanimously confirmed by the U.S. Senate for his posts as Secretary and Ambassador.

“First and foremost, we are honored that Ambassador Braithwaite has accepted our invitation to join the board of Tritium following its merger with DCRN,” said Robert Tichio, Partner and Managing Director at Riverstone Holdings and Chair of the Board of DCRN. “The Ambassador is keenly familiar with both the electrification economy – as Norway has the highest market penetration per capita of electric vehicles of any country in the world – and the commitments of governmental departments and agencies in the United States and abroad to use their influence to accelerate the EV transition.”

Kenneth Braithwaite received a Bachelor of Arts degree from the U.S. Naval Academy and a Master of Arts degree from the University of Pennsylvania. He was deployed abroad for Operation Iraqi Freedom in support of naval operations to capture the Port of Umm Qasr, for which he was awarded the Navy & Marine Corps Commendation Medal with Combat Distinguishing Device for Valor. He has also served in or led U.S. military operations in Pakistan, Afghanistan and Lebanon. He has been awarded the Legion of Merit and the Defense Meritorious Service Medal and was recognized with exceptional service to his country in being awarded the Department of Defense Distinguished Service Medal.

“Ambassador Braithwaite has invaluable experience working with governments and the private sector to find creative solutions to tough problems,” said Jane Hunter, Chief Executive Officer of Tritium. “Today’s announcement demonstrates Tritium’s commitment to assembling the highest-quality Board of Directors comprised of seasoned leaders with deeply relevant expertise to advance its position in DC fast charging, as the adoption of electric vehicles continues to accelerate.”

“I couldn’t be more excited to serve on the board of such a dynamic company and look forward to collaborating with my fellow directors and the management team of Tritium,” said Ambassador Kenneth Braithwaite. “Tritium’s continued innovation and production in the charging hardware space is critical to the future of sustainable transportation. Tritium’s market leadership in fast charging infrastructure will set the stage for an exciting future for the combined company. This company’s combination of technology leadership and hard-earned trust in the marketplace are assets that cannot be assembled overnight. I look forward to supporting Jane’s leadership of this enterprise and working with my fellow board members to the benefit of all shareholders.”

Tritium previously announced a business combination with DCRN, a special purpose acquisition company (“SPAC”), that will result in Tritium becoming a publicly listed company.

About Tritium

Founded in 2001, Tritium designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com

About Decarbonization Plus Acquisition Corporation II

Decarbonization Plus Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with a target whose principal effort is developing and advancing a platform that decarbonizes the most carbon-intensive sectors. These include the energy and agriculture, industrials, transportation and commercial and residential sectors. DCRN is sponsored by an affiliate of Riverstone Holdings LLC and represents a further expansion of Riverstone’s 15-year franchise in low-carbon investments, having established industry leading, scaled companies with more than US$5 billion of equity invested in renewables.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

Certain statements made in this document are “forward-looking statements” with respect to the proposed transaction between DCRN, Tritium and Tritium DCFC Limited, an Australian public company limited by shares (“NewCo”), and including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Tritium and the markets in which it operates, and NewCo’s projected future results. These forward-looking statements generally are identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “targets”, “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “future,” “propose,” “strategy,” “opportunity” and variations of these words or similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or are not statements of historical matters are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, guarantees, assurances, predictions or definitive statements of fact or probability regarding future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NewCo’s, Tritium’s or DCRN’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by DCRN’s public stockholders, the waiver or expiration of a Tritium shareholder’s right to acquire Tritium under the shareholder’s deed in relation to Tritium and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of DCRN’s securities; the inability of the business combination to be completed by DCRN’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DCRN; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; the inability to recognize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of NewCo’s shares on a national exchange following the proposed business combination; costs related to the proposed business combination; the risk that the proposed business combination disrupts current plans and operations, business relationships or business generally as a result of the announcement and consummation of the proposed business combination; NewCo’s ability to manage growth; NewCo’s ability to execute its business plan and meet its projections; potential disruption in NewCo’s employee retention as a result of the transaction; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving NewCo, Tritium or DCRN, including in relation to the transaction; changes in applicable laws or regulations and general economic and market conditions impacting demand for Tritium’s or NewCo’s products and services; and other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in DCRN’s other filings with the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statement, and NewCo and DCRN assume no obligation and do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Neither NewCo nor DCRN gives any assurance that either NewCo or DCRN will achieve its expectations.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, DCRN and NewCo, which will be the going-forward public company, intend to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of stockholders to approve the proposed business combination. INVESTORS AND SECURITY HOLDERS OF DCRN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRITIUM, DCRN, NEWCO AND THE BUSINESS COMBINATION. The proxy statement/prospectus will be mailed to shareholders of DCRN as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov.

Participants in Solicitation

DCRN and its directors and executive officers may be deemed participants in the solicitation of proxies from DCRN’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in DCRN is contained in DCRN’s filings with the SEC, including DCRN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021, and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the Registration Statement for the proposed business combination when available. NewCo and Tritium and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DCRN in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement for the proposed business combination when available.

Contacts:

For Investors

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com

For Media

Dan McDermott

ICR, Inc.

TritiumPR@icrinc.com